

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2020

Chen Franco-Yehuda
Chief Financial Officer
Pluristem Therapeutics Inc.
Matam Advanced Technology Park
Building No. 5
Haifa, Israel, 3508409

      Re: Pluristem Therapeutics Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed April 30, 2020
          File No. 001-31392

Dear Ms. Franco-Yehuda:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences

cc: Ron Ben-Bassat